Exhibit 6.14

AGREEMENT FOR MANUFACTURE

BETWEEN

BASIL STREET CAFE

AND

CELESTICA LLC

TABLE OF CONTENTS

1.	DEFINITIONS	1

2.	SCOPE OF AGREEMENT	2

3.	FORECAST AND ORDER PROCEDURE	3

4.	MATERIALS	4

5.	DELIVERY AND RISK	5

6.	ACCEPTANCE OF PRODUCTS	5

7.	FLEXIBILITY AND RESCHEDULING	6

8.	CANCELLATION	7

9.	PRICES	7

10.	PAYMENT	8

11.	CUSTOMER CREDIT LIMIT	8

12.	TITLE	9

13.	INTELLECTUAL PROPERTY	9

14.	QUALITY ASSURANCE	9

15.	CHANGE CONTROL	10

16.	EXCESS AND/OR OBSOLETE MATERIAL	10

17.	CELESTICA WARRANTY	11

18.	CUSTOMER WARRANTY	13

19.	INDEMNIFICATION	13

20.	CUSTOMER PROPERTY	13

21.	CONFIDENTIALITY	14

22.	FREEDOM OF ACTION	14

23.	EXCLUSIONS AND LIMITATION OF LIABILITY	14

24.	TERM AND TERMINATION	15

25.	GENERAL	16

i

THIS AGREEMENT is made effective the 1st day of December, 2020 (the “Effective Date”)

BETWEEN

CELESTICA LLC, a Delaware organization with an office located at 11 Continental Blvd, Bldg 300, Ste 103, Merrimack, NH 03054 (“Celestica”).

AND

BASIL STREET CAFE INC., a Delaware organization with an office located at 322 Culver Blvd, Ste 309, Playa Del Ray, CA 90293 (the “Customer’).

WHEREAS

This Agreement sets out the terms and conditions upon which Celestica will manufacture and supply to the Customer certain Products and supply certain Services as herein defined.

IT IS AGREED

1.	DEFINITIONS

The following words and expressions shall have the following meanings:

1.1	“Affiliate’’ means, with respect to a party hereto, a company that directly or indirectly controls, is controlled by or is under common control with that party.

1.2
“Customer Information” shall mean the Specification for the relevant Product and all drawings, documentation, data, software, information and know-how, and any tooling provided by the Customer to Celestica.

1.3	“Days” means calendar days unless otherwise identified herein.

1.4
“Excess Inventory” means Inventory that Celestica has on hand or on order in accordance with this Agreement which: (i) is greater than the quantity of Inventory demand per the Forecast to be used in the subsequent ninety (90) Days, or (ii) has been held by Celestica for greater than ninety (90) Days.

1.5	“Excess Inventory and Obsolete Inventory” collectively shall mean “E&O Inventory”.

1.6	“Forecast” shall have the meaning set forth in Article 3.1(b).

1.7
“ICC” shall mean an inventory carrying charge levied in the amount of two (2) percent per month of the average value of the E&O Inventory carried by Celestica. The calculation of such average shall be based on month-ending Inventory levels unless otherwise agreed in writing.

1.8	“Intellectual Property” shall mean all patents, applications for patents, copyrights, mask works, trade secrets and any other intellectual property rights recognized by any jurisdiction.

1.9	“Inventory” collectively shall mean any Material, work in process and/or finished Products.

1.10	“inventory Purchase Order” shall mean a purchase order to buy the E&O Inventory at the Inventory Purchase Price together with the applicable ICC.

1.11
“Inventory Purchase Price” shall mean the price reflected in the current BOM or the current price charged by Celestica, as applicable, together with an Inventory mark-up of eight and nine tenths percent (8.9%) (comprised of 5.7% material overhead and 3.2% freight).”

1.12	“Material” shall mean any components and other materials comprising or comprised in Products.

1.13
“Obsolete Inventory” means any Inventory that Celestica has on hand or on order in accordance with this Agreement which: (i) has no demand within the Forecast; (ii) is no longer fit or otherwise unsuitable for use in the manufacture of Products (e.g. change of Specifications, engineering change, shelf life, passage time), as applicable; (iii) has been rendered obsolete due to complete or partial termination, rescheduling or cancellation of this Agreement and/or an Order; or (iv) has been removed from the Bill of Materials (“BOM”), as applicable.

1.14	“Order” shall mean purchase order for Products and/or Services placed by the Customer subject to the terms and conditions of this Agreement.

1.15
“Prices” shall mean the prices for Products and/or Services and/or non-recurring expenditure (“NRE”) (including, without limitation, tooting and fixtures and other agreed items, but excluding any taxes, duties, tariffs and/or levies for which Customer remains responsible pursuant to this Agreement) provided in the Quotation and/or as agreed between the parties from time to time in accordance with Section 9 below.”

1.16	“Products” shall mean the products listed in Schedule 1 and described in the Specifications.

1.17	“RMA” shall mean a return material authorisation to be provided by Celestica to the Customer.

1.18	“Services” shall have the meaning set forth in Article 2.2.

1.19	“Specification” shall mean the most recent manufacturing and test specifications for the Products as provided by Customer and agreed to in writing by Celestica.

2.	SCOPE OF AGREEMENT

2.1	This Agreement will apply to all Orders for products and Services placed by the Customer and accepted by Celestica under this Agreement.

2.2
From time to time, Customer or its Affiliates may wish to purchase services from Celestica. Such “Services” may include, but shall not be limited to: development, design, engineering, out-of- warranty repair, prototyping, distribution or other services as Customer may request and Celestica may provide from time to time and which may be described in more detail in various statements of work or Orders. Unless otherwise agreed to in writing between the parties, Celestica shall perform all Services in accordance with the terms and conditions set forth in this Agreement and in accordance with Celestica’s then-current fee schedule for such service, or if no fee exists for such service, at a mutually agreed upon price.

2.3
From time to time the Customer or its Affiliates may wish to purchase Products and/or Services directly from a Celestica Affiliate. In such event the Customer or its Affiliate, as applicable, shall issue an Order directly to Celestica’s Affiliate. The Order shall incorporate by reference the terms and conditions of this Agreement and, with respect to that Order, this Agreement shall be interpreted as if it had been entered into directly by the Celestica Affiliate and the Customer or Customer Affiliate, as applicable. By issuing an Order, Customer’s Affiliates agree to be bound to the terms and conditions of this Agreement. Customer will provide a copy of this Agreement to its Affiliates who wish to place Orders.

2.4
Celestica will manufacture and deliver Products and supply Services pursuant to the terms of this Agreement, subject to the Customer first having provided Celestica with the Specification for the Product, together with any Customer Information and all other necessary drawings, documentation, data, software, and other information of the Customer and any consigned materials necessary for the manufacture of Products and the provision of Services.

2.5	The Customer will accept Products and Services delivered, at agreed upon Prices, pursuant to the terms of this Agreement.

3.	FORECAST AND ORDER PROCEDURE

3.1
Each month, or on an more frequent basis as the parties may mutually agree, the Customer will provide Celestica with updated Orders and Forecasts for the Products so as to maintain a minimum of twelve (12) months of Order and Forecast coverage at all times. This monthly update shall include:

(a)	Order(s) for Product requirements, in weekly increments, for that month and the following three (3) months, so as to maintain a minimum of three (3) months of required Product Orders at all times.

(b)
A forecast (the “Forecast”) of its intended purchases of Products for all remaining months in the Order and Forecast coverage period described above. Customer will use its best efforts to ensure that the Forecast is accurate but the Forecast will not constitute an Order.

3.2
Celestica will acknowledge receipt of Orders as soon as reasonably practicable and notify the Customer of acceptance or non-acceptance of Orders within five (5) working days of receipt. However, Celestica shall be under no obligation to accept Orders.

3.3
Celestica will use its commercially reasonable efforts to accept unplanned Orders or an increase in the quantity to be delivered relative to an Order, subject to the Customer’s agreement to pay any related premium costs and charges incurred by Celestica.

3.4
Orders will incorporate by reference, the terms and conditions of this Agreement. This Agreement shall supersede the terms and conditions of such Orders and exclude any pre-printed terms and conditions found on the Customer’s Orders, which shall be deemed deleted. Orders will describe in more detail the required Product and/or Service to be rendered by Celestica and will include: the description and Price per unit of Product; the quantities ordered; Product revision details and such other information as the parties may agree is required. Orders may be issued in writing, by mail or facsimile, or by electronic means as agreed to by the parties.

4.	MATERIALS

4.1
The Customer hereby authorises Celestica, and Celestica shall be entitled, to order Materials in accordance with Material lead times (for which Customer will be responsible in accordance with Article 16 herein), as necessary to support Orders and Forecasts. Such authorisation shall include without limitation, additional Materials as are, in Celestica’s opinion, reasonably required, taking into account any supplier minimum order requirements, packaging sizes and economic order quantities.

4.2
Without limiting Article 4.1 above, where lead times for Materials are at any time longer than the period covered by Orders set out in Article 4.1 above, Celestica shall be authorized to order such Materials on the basis of the Forecast in order to meet the Customer’s delivery requirements requested therein.

4.3
Where the Customer so directs, Celestica will procure Materials in accordance with the Customer’s approved vendor list. To use other vendors of Materials, Celestica must obtain the Customer’s prior written consent, which consent shall normally be provided within fourteen (14) Days and, in any event, shall not be unreasonably withheld or delayed.

4.4
In the event of any inconsistency between the terms and conditions of this Agreement and Customer negotiated terms and conditions with suppliers for Customer controlled components, then to the extent of any such inconsistencies or in the event of any Materials quality issues, Celestica shall be relieved of any liability to Customer with respect to Customer controlled components.

4.5
For Customer controlled Materials, Customer will use its commercially reasonable efforts to require its vendors to provide inbound hubs for the benefit of Celestica and Customer. Celestica will only be required to purchase Materials from such inbound hubs consistent with Customer’s immediate requirements for the manufacture of Products in accordance with Orders placed by Customer and accepted by Celestica.

4.6
Where the Customer directs Celestica to buy Materials from contracts that are negotiated by the Customer, the Customer will have primary responsibility for directing its suppliers to perform in accordance with these contracts, including resolving any quality issues. The Customer shall make reasonable commercial efforts to align the terms and conditions for Customer controlled components with the terms and conditions of this Agreement. The Customer agrees to disclose the relevant terms and conditions of such supplier agreements to Celestica, including but not limited to terms related to payment, forecast, materials liability, return rights, flexibility terms, and minimum order quantities. The Customer will be responsible for compensating Celestica for its reasonable costs related to Material quality issues or as a result of misalignments between Customer’s supplier agreements and this Agreement.

4.7
From time to time, the Customer may request that Celestica sell Materials to Customer or its third party designee. Celestica will make reasonable efforts to accommodate any such request, provided that any such sale of Materials does not interfere with Celestica’s ability to perform Services and provide Product under this Agreement. Such Materials shall be sold to Customer at the price reflected in the current cost of the Products, together with the applicable Material markup, SG&A and profit rates, or as otherwise agreed.

5.	DELIVERY AND RISK

5.1	Except as agreed otherwise, all Products sold to the Customer are delivered FCA (INCOTERMS 2020) Celestica’s premises of manufacture.

5.2
The Customer will arrange transportation and specify carrier and transportation instructions. If the Customer has not done so, Celestica shall arrange for transportation on the Customer’s behalf and at the Customer’s cost.

5.3
Celestica will use its reasonable efforts to meet agreed delivery dates. Celestica will bear the cost of any reasonable additional freight charges necessarily incurred as a result of persistently late delivery, where such costs have been agreed by Celestica in advance.

5.4	Risk of loss and damage will pass from Celestica to the Customer upon delivery by Celestica pursuant to Article 5.1 above.

5.5	All Products will be packed by Celestica in secure packaging considered appropriate by Celestica or otherwise as may be agreed to by the parties.

5.6	The Customer is responsible for obtaining:

(a)	any necessary export and import licenses relating to Products; and

(b)
any government or regulatory approvals relating to the marketing, sale or use of Products and maintaining compliance with all applicable laws and regulations including without limitation, environmental requirements in any jurisdiction to or from which Products are shipped or in or from which the Products are marketed, distributed or sold.

6.	ACCEPTANCE OF PRODUCTS

6.1
The Customer may reject Products that are established, to Celestica’s reasonable satisfaction, a) to have been materially damaged by Celestica prior to delivery or b) not to have met, in all material respects, the Specifications provided by the Customer (“Rejected Products”).

6.2
The Customer will notify Celestica in writing of Rejected Products within fourteen (14) Days of original delivery and will return Rejected Products at its risk to Celestica within a further five (5) Days, The Customer requires an RMA from Celestica prior to returning any Product. Celestica’s issuance of an RMA will not be unreasonably withheld.

6.3
Upon return of the Rejected Products, Celestica will, as soon as reasonably practical, at its election either repair, replace or credit the Customer for Rejected Products. The cost associated with any such repair, replacement, or credit will be the responsibility of Celestica. In the case of replacement or credit, title to the Rejected Product shall pass to Celestica on delivery to Celestica.

6.4	In the absence of earlier notification of rejection, the Customer will be deemed to have accepted Products fourteen (14) Days after delivery.

7.	FLEXIBILITY AND RESCHEDULING

7.1	Upon Customer’s request, Celestica shall use its commercially reasonable efforts to:

(a)	accept unplanned Orders, or

(b)	accelerate delivery dates of existing Orders, or

(c)	accept increases in quantities on existing Orders; subject to Customer agreeing to meet any increased costs or premium charges incurred by Celestica as a result of such activity.

7.2	The Customer may delay or reschedule deliveries in advance of agreed delivery dates, subject to the limitations set forth in the table below:

Number of Days (prior to the original scheduled delivery date on which a request for delayed delivery is made by Customer)	Maximum quantity of a specific Product (expressed as a percentage of the aggregate quantity of that specific Product in an Order) for which delivery may be delayed
0-30	Zero
31-45	25%
46-60	50%
61-90	75%
91 +	100%

Any E&O Inventory created as a result of such delay or rescheduling will be dealt with in accordance with Article 16.

7.3
A delivery may only be delayed or rescheduled (whether in whole or in part) once from its original scheduled delivery date and then only within the limitations set forth in the table above and only within a period of sixty (60) Days from such original scheduled delivery date, Celestica may treat any attempt to delay or reschedule an Order more than once or outside such period as a cancellation.

8.	CANCELLATION

8.1	Subject to Article 8.2, if Customer cancels an Order, (or any part thereof) or if an Order is deemed to be cancelled pursuant to Articles 7.3 or 8.4, then:

(a)
in the case of prototypes, pilot, pre-production, work-in-process (which Celestica shall be entitled to complete and deliver to Customer) or finished Products, Customer shall pay to Celestica the full Price for such Order (or any part thereof) so cancelled;

(b)
if the Order (or any part thereof) is cancelled within thirty (30) days of the original scheduled delivery date specified in such Order, then, for all Products that Celestica has not at such time commenced the manufacturing process, Customer shall pay to Celestica the transformation cost of the Order(s) (or any part thereof) so cancelled, where “transformation cost” is defined as the full Product price that the Celestica would have received for such Products if it had completed the manufacturing process on the date the Order(s) (or any part thereof) was cancelled, minus Celestica’s Material cost for such Products;

(c)	Customer shall pay for all costs associated with any E&O Inventory that arises as a result of the cancellation of such Order (or any part thereof), in accordance with Article 16 of this Agreement; and

(d)
Customer shall pay Celestica an amount equal to any investment incurred by Celestica specifically in relation to this Agreement with the prior agreement of Customer and which has not been fully recovered by Celestica from Customer through amortization or other means.

8.2
If any Order (or part thereof) is cancelled due to termination pursuant to Article 24, Customer may direct Celestica to cease its manufacturing operations in respect of Products affected by such termination. In the event of such termination, Customer shall pay to Celestica all relevant amounts specified in Article 8.1.

8.3
Celestica will use its commercially reasonable efforts to attempt to mitigate the costs described above on behalf of the Customer. All costs of Obsolete or Excess Materials and related handling charges shall be addressed in accordance with Article 16.

8.4
If the Customer refuses or fails to accept any delivery made by Celestica pursuant to any Order or this Agreement, such Order (or the relevant part thereof) may, at Celestica’s option, be deemed to have been cancelled by the Customer.

9.	PRICES

9.1
Prices will be subject to review by the Parties on a quarterly basis (and at such other times as may be agreed) at a Price review meeting to be arranged by the authorised representatives of the parties. Any cost increases of Customer controlled Materials shall be passed through immediately.

9.2
Changes to Prices, and the manner and timing of their implementation, will be agreed by the parties on a fair and reasonable basis at such review meeting. Customer shall pay to Celestica inventory revaluation charges equal to the difference between the previous Price and the new Price, multiplied by the total quantity of such Product owned by Celestica as of the effective date of the new Price.

9.3
In any event, where Prices are related to volume and the Customer does not purchase the anticipated volume of Product, Celestica reserves the right to adjust Prices to reflect the actual quantities of Product shipped to the Customer and invoice the Customer for the difference between the Price paid and the adjusted Price.

9.4
in any event, where Prices are subject to impacts and events that are outside the control of Celestica (for example, allocations, taxes, duties, tariffs, fuel surcharges, foreign exchange, freight, etc.), Celestica reserves the right, acting reasonably and upon presentation of reasonable documentation of such event or impact, to adjust Prices and/or modify the relevant Quotation to address such impacts and events.

10.	PAYMENT

10.1
All payments by Customer to Celestica under this Agreement shall be in US Dollars, unless otherwise restricted by the laws of a particular country in which the Products or Services are being purchased. Payment is due, without set off or deduction, net thirty (30) days from the date of invoice.

10.2
Celestica will invoice on, or as soon as reasonably practicable after, the delivery of Products pursuant to Article 5,1 or the rendering of Services, Celestica reserves the right to adjust this invoice or to issue a separate invoice to reflect applicable taxes, duties, tariffs and levies.

10.3
Unless the Customer provides appropriate exemption certificates, the Customer will be solely responsible for and will pay all taxes including value added taxes, duties, tariffs or levies other governmental or regulatory charges in any country associated with this Agreement, except for any income related taxes for which Celestica is directly liable.

10.4
If the Customer fails to make any payment by the due date Celestica may, in addition to its other rights and remedies, charge a late payment charge at a rate of two (2) percent per month, together with any additional costs and charges incurred by Celestica in collecting the overdue payment. Furthermore, Celestica may elect not to perform any further obligations under this Agreement and/or any Order until payment is received.

11.	CUSTOMER CREDIT LIMIT

11.1
The Customer acknowledges that Celestica, in the performance of its obligations under this Agreement, will incur financial obligations on behalf of the Customer. The parties agree that Celestica will, before it incurs financial obligations on behalf of the Customer, and from time to time, establish, and advise the Customer in writing (which may require a review of Customer’s financial statements or other metrics for the purposes of credit assessment) the Customer’s credit limit with Celestica. Customer agrees to operate within the credit limit established by Celestica. In the event that Customer’s financial liability exceeds the amount of this credit limit, Celestica will give Customer notice of its default of this condition and, if not remedied within 7 Days, Celestica has the right to take appropriate action to reduce its financial obligations.

11.2	Celestica acknowledges that it will need to execute a standard collateral access agreement in favor of Customer’s administrative agent.

12.	TITLE

12.1	Except as otherwise specified in Article 6.3 and Article 17.2, title and interest to Products will pass to the Customer upon delivery.

13.	INTELLECTUAL PROPERTY

13.1
All existing intellectual Property owned by or licensed to the Customer will continue to be owned by the Customer and, accordingly, Celestica is licensed to use such of it as may be necessary for Celestica to perform its obligations under this Agreement. With respect to any Intellectual Property licensed to the Customer, the Customer warrants that such license is in good standing and includes all necessary rights of sub-licensing.

13.2
All existing intellectual Property of Celestica will continue to be owned by Celestica and all Intellectual Property arising in the course of Celestica’s performance of this Agreement will be owned by Celestica other than Intellectual Property solely and uniquely related to Products which shall be owned by the Customer.

13.3
Nothing in this Agreement or any Order grants or can be capable of granting to a party (whether directly, indirectly, or by implication, estoppel or otherwise) any rights to any Intellectual Property owned by or licensed to the other party.

13.4	Celestica will provide to Customer any 2D and 3D drawings created against paid NRE for such design services.

14.	QUALITY ASSURANCE

14.1
Celestica will maintain quality assurance systems for the control of material quality, processing, assembly, testing, packaging and shipping in accordance with its usual policies and practices. The workmanship standard to be used in building Product is IPC-A-610 Rev. C Class II, as published by the Institute for Interconnecting and Packaging Electronic Circuits.

14.2
Celestica will perform its normal test procedures relating to Products and Services. If Celestica performs tests using test equipment, procedures and/or software provided by the Customer, Celestica will have no liability for defects in Products where failure to isolate the defect is attributable to such equipment, procedures or software.

14.3
Either party may during normal business hours and following reasonable notice and subject to the other party’s normal security and confidentiality requirements, review the other party’s facilities and quality control procedures as reasonably necessary for the first party to satisfy itself of the other party’s compliance with its obligations under this Agreement.

14.4	The parties will endeavour to meet quarterly to discuss and resolve any issues that may have arisen including those relating to quality, performance, engineering changes, obsolescence or excess.

15.	CHANGE CONTROL

15.1	Either party may at any time propose changes to the relevant Specification or the Products by a written Engineering Change Notice (“EON”) to the other party.

15.2	The recipient of an ECN will use alt reasonable efforts to provide a detailed response within fourteen (14) Days of receipt.

15.3	Celestica will advise the Customer of the likely impact of an ECN (including but not limited to delivery scheduling and Prices) on the provisions of any relevant Orders.

15.4	Neither party will unreasonably withhold or delay agreement to an ECN and the parties will endeavour to agree and implement at the earliest opportunity ECN’s relating to personal and product safety.

15.5	Until an ECN and any associated impact have been agreed in writing, the parties will continue to perform their obligations without taking account of that ECN.

15.6	Any Obsolete and/or Excess Materials resulting from an ECN will be dealt with in accordance with Article 16 below.

15.7
All costs of assessing and implementing ECN’s (including without limitation premium costs of Materials; Material handling charges; process and tooling charges; administrative charges; engineering charges; and evaluation and testing costs) will be the responsibility of the Customer, except for ECN’s initiated by Celestica solely to improve its manufacturing processes.

16.	EXCESS AND/OR OBSOLETE MATERIAL

16.1	E&O Inventory Report.

Celestica shall provide Customer with a monthly E&O Inventory report setting out the value and amount of any E&O Inventory at the end of the previous month. From time to time, Celestica may also provide Customer with a specific Obsolete Inventory report (individually or collectively referred to as the “E&O Inventory Report”).

16.2	Validation Period.

The E&O Inventory Report shall be deemed accepted ten (10) Days following receipt (“Validation Period”).

16.3	Purchase and Disposition of E&O Inventory.

(a)	During the period between the date of provision of the E&O Inventory Report and the date that the Customer purchases the E&O Inventory an ICC shall accrue and be payable by the Customer.

(b)
Within twenty (20) Days after expiry of the Validation Period (‘‘Purchasing Period”), Customer shall issue the inventory Purchase Order and shall specify instructions to disposition the E&O Inventory. Disposition of the E&O Inventory will be at Customer’s expense (including costs such as handling, redistribution, transportation, packaging etc.) and option and consists of: (i) delivery to the Customer, (ii) delivery to an authorised third party as directed by Customer, (iii) scrap, or (iv) consignment, as applicable, to a Celestica managed warehouse subject to a separate warehousing agreement, agreed timeline and fee. Where Customer has not specified its preferred option of disposition to Celestica, Customer hereby expressly and irrevocably authorises Celestica to decide on the disposition at Celestica’s option and at Customer’s expense.

(c)
Notwithstanding anything in this Article 16, where more than ten (10) Days have lapsed beyond the Purchasing Period and Celestica has not received the Inventory Purchase Order, Customer hereby expressly and irrevocably authorises Celestica to: (I) invoice for and Customer shall pay for the E&O inventory at the Inventory Purchase Price, ICC and applicable dispositioning charges, and (ii) decide on the disposition at Celestica’s option and at Customers expense.

(d)
Celestica may elect not to perform any further obligations under this Agreement and/or any Order until the Inventory Purchase Order is received by Celestica and Celestica may charge Customer for reasonable costs incurred.

16.4	Delivery terms.

Notwithstanding the delivery terms stated elsewhere in this Agreement, all deliveries of the E&O Inventory to Customer under this Article 16 shall be made FCA (Incoterms 2020) Celestica’s facilities or warehouse, as applicable. Title, risk of loss and damage to the E&O Inventory will transfer to Customer upon delivery or upon movement into the warehouse.

16.5	E&O Inventory Payment terms.

Notwithstanding the payment terms stated elsewhere in this Agreement, payment of all invoices for the E&O Inventory, ICC, applicable dispositioning charges and or any other related charges shall be paid, without set off or deduction, net thirty (30} Days from the date of such invoices.

17.	CELESTICA WARRANTY

17.1
Celestica warrants that it will without charge, repair, replace or credit, as it may elect, any Products which are proved to be defective and not in accordance with the Specifications as a result of a failure in Celestica’s workmanship provided that:

(a)	the Customer notifies Celestica in writing within thirty (30) Days after discovery of the defect; and

(b)
such defective Product has been returned prepaid to Celestica’s designated repair location within one year after original delivery by Celestica (which period shall not be extended by the repair or replacement of Product), except where the defect is discovered in the last month of the warranty, where Customer notifies Celestica in accordance with Article 17,1 (a) above and returns the defective Product no later than thirty Days after the expiration of the warranty period.

The Customer requires a return material authorization (RMA) from Celestica prior to returning any Products. All returned Product shall include documentation describing the nature of the defect, how it was discovered and under what conditions it occurred. Celestica’s issuance of an RMA will not be unreasonably withheld.

17.2
The Customer will pay for the return of Products to Celestica’s designated premises, Celestica will pay for the redelivery to the Customer’s premises in Playa Del Ray, CA, of all repaired or replaced Products, where the returned Products were found by Celestica to be defective under Article 17.1 above. For any Products that are found by Celestica not to be so defective the Customer will pay to Celestica all redelivery costs and a no defect found charge of 350.00 per unit of each such Product. In the case of Product replacement: title to replaced Product will pass to Celestica on delivery to Celestica; and title to replacement Product will pass to the Customer on delivery to the Customer.

17.3	The above warranties will not apply to;

(a)
Products which have been misused, modified, damaged, placed in an unsuitable physical or operating environment or maintained improperly or caused to fail by any product or service not supplied by Celestica or to any Products which have been subjected to any repair not authorised in writing in advance by Celestica;

(b)
any defect caused by the Customer or a third party or by an error or omission or design or other fault in any Customer Information or in any other drawings, documentation, data, software, information, know-how or Materials provided or specified by the Customer;

(c)	prototypes and pre-production or pilot versions of Products which will be supplied “as is” without warranty of any kind; or

(d)	Products for which Celestica has not performed the standard inspection and test procedure at the request of the Customer.

17.4
THIS ARTICLE 17 SETS OUT CELESTICA’S SOLE OBLIGATION AND LIABILITY, AND THE CUSTOMER’S EXCLUSIVE REMEDIES, FOR CLAIMS BASED ON DEFECTS IN OR FAILURE OF ANY PRODUCT OR SERVICE OR THE SUBJECT MATTER OF ANY SERVICE AND REPLACES ALL OTHER WARRANTIES, REPRESENTATIONS AND CONDITIONS, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO IMPLIED WARRANTIES, REPRESENTATIONS OR CONDITIONS OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE.

18.	CUSTOMER WARRANTY

18.1
The Customer warrants that the Customer Information and any other items or information supplied by the Customer are accurate and contain all Items and information of the Customer necessary for Celestica to manufacture and deliver the Products and Services.

18.2
Celestica will notify the Customer of any manufacturing problems that it encounters and believes are related to the Product design or any Customer Information, The parties will jointly determine whether such manufacturing problems are attributable to the Product design or any Customer Information. Where such problems are so attributable, the Customer will be responsible for all costs incurred by Celestica to correct such problems. Celestica will not implement any changes to the Product design or any Customer Information without the Customer’s prior approval. Where any such changes result in the delay of any scheduled delivery date for Product, Celestica will have no liability for such delay and Customer may not cancel any orders for Products affected thereby.

19.	INDEMNIFICATION

19.1
Customer agrees to indemnify, defend and hold harmless Celestica from and against all third party claims, costs, damages, fines, losses and expenses (including reasonable attorney’s fees) to the extent that such claims, costs, damages, fines, losses and expenses result from: (i) death, personal injury or property damage arising from Customer’s negligent acts or omissions or wilful misconduct; or, (ii) an intellectual property infringement claim arising from any Specifications, software, information supplied or any instructions given to Celestica by or on behalf of the Customer provided that Celestica gives Customer prompt notice in writing of the claim, provides reasonable assistance and co-operation to Customer in defense of the claim and permits Customer to control the defense of the claim. Celestica may employ counsel, at its own expense, to assist in the defense of the claim. Celestica shall have no authority to settle any claim on behalf of the Customer.

19.2
Celestica agrees to indemnify, defend and hold harmless Customer from and against all third party claims, costs, damages, fines, losses and expenses (including reasonable attorney’s fees) to the extent that such claims, costs, damages, fines, tosses and expenses result from: (i) death, personal injury or property damage arising from Celestica’s negligent acts or omissions or wilful misconduct; or, (ii) an intellectual property infringement claim arising from Celestica proprietary manufacturing processes used for the Customer provided that Customer gives Celestica prompt notice in writing of the claim, provides reasonable assistance and co-operation to Celestica in defense of the claim and permits Celestica to control the defense of the claim. Customer may employ counsel, at its own expense, to assist in the defense of the claim. Customer shall have no authority to settle any claim on behalf of Celestica.

20.	CUSTOMER PROPERTY

20.1	All Customer Information may be used by Celestica as required by Celestica for the purposes of performing its obligations under this Agreement and any Orders.

20.2	All Customer Information will remain the Customer’s property and will be treated by Celestica with substantially the same care as it treats its own property of a similar nature.

20.3	Except for the costs of routine maintenance, the costs of maintenance, calibration and repair of any Customer tooling shall at all times be the responsibility of the Customer.

21.	CONFIDENTIALITY

21.1
The parties will comply with the provisions of the confidentiality agreement referenced as March 2, 2020 and incorporated herein by reference (“CA”). Notwithstanding any confidentiality protection period specified in the CA, the parties agree to protect Confidential Information during the Term of this Agreement and five years (5) thereafter.

21.2
Nothing in this Agreement gives either party a right to use the other party’s name, trade mark(s), trade name(s) or to refer to, or disclose, the existence of this Agreement or any Orders or any terms and conditions of this Agreement or any Orders, whether directly or indirectly in connection with any marketing or other activities without the other party’s prior written consent. Either party may, however, be permitted to respond generally to inquiries regarding its business provided that it will not disclose specific terms of this Agreement, except as may be required under applicable laws and regulations, and Celestica may include Customer’s name and logo in its customer lists.

22.	FREEDOM OF ACTION

22.1
Except as expressly provided pursuant to Article 21 above, this Agreement shall not prevent Celestica or its Affiliates from marketing, acquiring, or developing materials, products or services which are similar or competitive to those of the Customer. Celestica may pursue activities independently with any third party, even if similar to the activities under this Agreement.

23.	EXCLUSIONS AND LIMITATION OF LIABILITY

23.1
To the maximum extent permitted by law, under no circumstances will either party have any liability, whether in contract or for negligence or otherwise and whether related to any single event or series of connected events, and except for any obligation to pay amounts which are properly due and payable to Celestica hereunder, for any of the following:

(a)	any liability in excess of:

(i)	in the case of damage to or loss of tangible property, the value of such property; and

(ii)	in any event, regarding any other liability, the total of the Prices (if any) paid by the Customer for the Product(s) which is the subject of the claim or $500,000.00 (whichever is the lesser);

(b)
any liability for any incidental, indirect, exemplary, punitive, special or consequential damages or any other damages, including without limitation, loss of business, loss of records or data, loss of use, loss of profits, revenue or anticipated savings or other economic loss whether or not a party was informed or was aware of the possibility of such loss; or

(c)	any third-party claims, other than claims arising under Article 19, against the other party for any loss, damage, costs or expenses.

(d)

23.2	Neither party may bring an action under this Agreement more than two (2) years after the cause of action arose.

24.	TERM AND TERMINATION

24.1	This Agreement:

(a)	is effective from the Effective Date and continues for a period of three (3) years from the Effective Date unless and until terminated in accordance with this Article 24; and

(b)
will automatically renew for additional one (1) year terms after the expiration of the initial term unless either party receives from the other, at least six (6) months prior to the end of the initial term or any renewal term, written notice to terminate this Agreement at the end of the then current term.

24.2	Either party may terminate this Agreement by giving to the other party six (6) months prior written notice at any time. In the event of termination pursuant to this Article 24.2;

(a)	termination of this Agreement will not prejudice accrued rights and liabilities (including payment of Prices for Product delivered) of either party; and

(b)
on the termination or other discharge of this Agreement Celestica will, in so far as reasonably practicable following the Customer’s request, deliver up to the Customer at the Customer’s expense and risk all Customer Information (for which, if applicable, Celestica has been paid in full) on an “as is” basis.

24.3	Either party may immediately terminate any Order and/or this Agreement:

(a)	if the other party commits a material breach of any of the terms of this Agreement and fails to remedy the breach within sixty (60) Days of written notice requiring it to do so; or

(b)
if the other party becomes insolvent or is declared bankrupt, or if a receiver and manager, liquidator, trustee in bankruptcy or other officer with similar powers is appointed over all or a substantial part of the assets of that party, or if that party files a proposal or a notice of intention to make a proposal under the Bankruptcy and Insolvency Act or any similar law, or any equivalent event occurs under any relevant jurisdiction;

and in any such case on termination under 24.3 (a) or (b) above the terminating party shall have no further obligations to the other party except to make payment:

(c)	of Prices for Product delivered prior to the date of termination; and

(d)	for any Orders cancelled, in accordance with Article 8.2, less any amount owing to the terminating party.

24.4
The terms of Article 8 “Cancellation” will apply to any Orders cancelled as a result of termination pursuant to this Article 24 and the terms of Article 16 “Excess and/ or Obsolete Material” will apply to any Material rendered Excess or Obsolete by such cancellation.

24.5
Celestica will be entitled at its option to perform all accepted Orders placed prior to the termination of this Agreement and the terms of this Agreement will continue to apply to such Orders. Furthermore, unless otherwise agreed in writing between the parties, the terms of this Agreement will remain in effect during and after the initial term and will continue to govern any Orders issued by the Customer.

25.	GENERAL

25.1
Resale, import and export - The Customer will comply with all applicable laws and regulations and will obtain all necessary licenses and consents for the resale, impart or export of Products under the laws and regulations of any relevant jurisdiction. Any taxes, duties, tariffs and/or levies imposed on the Product and/or on the Materials shall be borne by the Customer.

25.2	Effective terms and precedence -

(a)
Together with Orders, the terms of this Agreement constitutes the entire agreement between the parties in respect of the subject matter hereof and supersede and exclude all other representations, promises and proposals, whether oral or written.

(b)	Any standard terms and conditions set out in any Customer Order form will be without effect.

(c)	Any rights or obligations under this Agreement that by their nature continue after termination will remain in effect until they are completed.

(d)
if there is any conflict or inconsistency between the terms of any Order or other documents and the terms of this Agreement then the terms of this Agreement will prevail over the Order or any other such document.

25.3
Severability - If any provision or any part thereof contained in any Order or this Agreement is, for any reason, held to be invalid or unenforceable in any respect under the laws of any jurisdiction where enforcement is sought, such invalidity or unenforceability will not affect any other provision of such Order or this Agreement and such Order and this Agreement will be construed as if such invalid or unenforceable provision or part thereof had not been contained therein.

25.4	Variations - No purported variation or amendment of this Agreement or any Order will be valid unless made and confirmed in writing by a duly authorised representative of each party.

25.5
Notices - All notices must be in writing and sent by prepaid registered mail, by facsimile or by electronic mail or delivered personally to the parties at their respective addresses set out below or such other address as may be notified from time to time by the addressee to the other party. A notice shall be deemed to have been given on the date of receipt if sent by prepaid registered mail, on the date of transmission in the case of email or other electronic communication on the date of delivery if it is delivered by hand.

Notices delivered to Customer shall be delivered to:

Basil Street Cafe, Inc.
322 Culver Blvd, Ste 309, Playa Det Rey, CA 90293
Jeff Klemp -jeff@eatbasilstreet.com
Allen Glenn - Allen@eatbasilstreet.com
Georgia Frankel - Georgia@eatbasilstreet.com

Notices delivered to Ceiestica shall be delivered to;

Celestica
11 Continental Blvd, Bldg 300, Ste 103
Merrimack, NH 03054
Attention: Contract & Legal

With a copy to:

Celestica
5140 Yonge Street, Suite 1900
Toronto, Ontario, M2N 6L7
Attention: Celestica’s Legal Department
Email: legal@celestica.com

25.6
Waiver - The waiver of any term, condition or provision of this Agreement must be in writing and signed by an authorized representative of the waiving party. Any such waiver will not be construed as a waiver of any other term, condition or provision except as provided in writing, nor a waiver of any subsequent breach of the same term, condition or provision.

25.7
Force majeure - Neither party will be liable for any delay in performing or for failing to perform obligations (other than payment obligations) resulting from acts of God; inclement weather; fire; explosions; floods; pandemics; strikes; work stoppages; slow-downs or other industrial disputes; accidents; riots or civil disturbances; acts of government; inability to obtain any necessary license or consent; delays by suppliers or Material shortages or from any cause whatsoever beyond its reasonable control.

25.8	Assignment -

(a)	Neither party may assign this Agreement or any Order or any part thereof without the written consent of the other party, such consent not to be unreasonably withheld.

(b)	The expressions “Celestica” and the “Customer” include their respective successors and permitted assigns where the context admits.

25.9
Relationship of the parties - The relationship between Celestica and Customer as established under this Agreement and any Order(s) will be and at all times remain one of independent contractors, and neither party will at any time nor in any way represent itself as being a dealer, agent or other representative of the other party or as having authority to assume or create obligations or otherwise act in any manner on behalf of the other party.

25.10	Headings - The headings in this Agreement are inserted for convenience only and do not constitute a part of any agreement nor are they to be referred to in its interpretation.

25.11
Governing law - This Agreement is governed by the laws of the State of New York. The application of the above referenced laws is without regard to applicable conflict of laws principles. The United Nations Convention on Contracts for the International Sale of Goods does not apply. All disputes arising from or relating to this Agreement will be settled in the courts of the applicable jurisdiction named above. The parties hereto expressly waive any right they may have to a jury trial and agree that any proceedings under this Agreement shall be tried by a judge without a jury.

SIGNATURE PAGE FOLLOWS

Agreed to by the duly authorized representatives of the parties as of the date first set forth above:

BASIL STREET CAFE:, INC.:

Signed by:	/s/ Jeff Klemp
Name:	Jeff Klemp
Title:	COO
Date:	12-1-2020

CELESTICA LLC;

Signed by:	/s/ Greg Marvell
Name:	Greg Marvell
Title:	VP
Date:	12-7-2020

SCHEDULE 1

Products

[To be added when agreed]